UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 20, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated 2 March 2015 entitled ‘15,000 CHILD REFUGEES TO BENEFIT FROM VODAFONE FOUNDATION ‘INSTANT CLASSROOM’’

2.	A news release dated 6 March 2015 entitled ‘VODAFONE PIONEERS GLOBAL MATERNITY POLICY ACROSS 30 COUNTRIES’

3.	A news release dated 9 March 2015 entitled ‘VODAFONE LAUNCHES M-PESA PAYMENTS BETWEEN TANZANIA AND KENYA’

4.	A news release dated 24 March 2015 entitled ‘PHT CORPORATION SPEEDS CLINICAL TRIAL TIMES WITH VODAFONE GLOBAL M2M TECHNOLOGY’

5.	A news release dated 26 March 2015 entitled ‘NEW SPECTRUM EXPANDS VODAFONE’S HIGH SPEED 3G SERVICES IN INDIA’

6.	A news release dated 27 March 2015 entitled ‘VODAFONE AND BOTSWANA TELECOMMUNICATIONS CORPORATION LIMITED ANNOUNCE PARTNER MARKET AGREEMENT IN BOTSWANA’

7.	A news release dated 30 March 2015 entitled ‘CONTACTLESS CARD PAYMENTS ENABLED ON VODAFONE WALLET WITH VISA AND CARTA WORLDWIDE’

8.	Stock Exchange Announcement dated 2 March 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

9.	Stock Exchange Announcement dated 6 March 2015 entitled ‘DIRECTOR DECLARATION’

10.	Stock Exchange Announcement dated 13 March 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

02 March 2015

15,000 child refugees to benefit from Vodafone Foundation ‘Instant Classroom’

•      Digital ‘school in a box’ created to bring tablet-based teaching to refugee camps.

•      Vodafone Foundation Instant Classroom takes 20 minutes to set up and can be used in classrooms without electricity.

•      To be deployed in partnership with the UN High Commissioner for Refugees (UNHCR) to 12 schools in Kenya, Tanzania and the Democratic Republic of Congo over next 12 months.

The Vodafone Foundation today announced the Instant Classroom, a digital ‘school in a box’ that can be set up in a matter of minutes, helping give children and young adults in some of the world’s largest and poorly resourced refugee camps the opportunity to continue their education.

The Vodafone Foundation Instant Classroom has been specifically designed for areas where electricity and internet connectivity are unreliable or non-existent and will be deployed in partnership with UNHCR’s Innovation and Education units.

The Instant Classroom is shipped in a secure and robust 52kg case which is equipped with a laptop, 25 tablets pre-loaded with educational software, a projector, a speaker and a hotspot modem with 3G connectivity. The tablets can connect to the laptop locally, enabling teachers to deliver content and applications to students without the need to access the internet.

All the components of the Vodafone Foundation Instant Classroom can be charged simultaneously from a single power source while the case is locked. After 6-8 hours of charging time, the Instant Classroom can be used for a full day in a classroom without access to electricity.

Over the next year, the Vodafone Foundation Instant Classroom will be deployed to 12 schools in refugee settlements in Kakuma in Kenya, in the Nyarungusu refugee settlement in Tanzania and in the Equatorial Region in the Democratic Republic of Congo. Instant Classroom will this year provide up to 15,000 children and young adults aged from 7 to 20 with advanced teaching aids that are currently only available in a minority of schools in developed nations.

The Instant Classroom builds on the Vodafone Foundation’s experience with tablet-based learning programmes. In 2014, the Vodafone Foundation worked with UNHCR’s Education and Innovation units to develop the Instant Network Schools programme, which introduced tablet-based learning to around 18,000 pupils in the Dadaab refugee settlement in northern Kenya. Teachers at the Dadaab schools said the tablet-based lessons have been so popular that pupil attendance had increased by an average of 15 per cent.

Over the next two years, the Vodafone Foundation Instant Network Schools programme will be extended to support additional schools in refugee camps in Kenya, Tanzania and the Democratic Republic of Congo with the aim to reach more than 40,000 children and young people.

Vodafone Foundation Director Andrew Dunnett said: “At the end of 2013, UNHCR estimates that there were 50 million refugees and displaced people worldwide, half of who are under the age of 18. With refugees displaced from their homes for an average of 17 years, many have little or no access to education. The Vodafone Foundation Instant Classroom is robust, simple and powerful. It puts the best technology that educators have to offer into the hands of children and young people living in the toughest of environments.”

UNHCR Innovation Lead Olivier Delarue said: “In the face of increasingly complex humanitarian crises, UNHCR is tasked with finding new, creative ways to meet the developmental and educational needs of young refugees and stateless people worldwide. We welcome the opportunity to work with the Vodafone Foundation to find innovations that work in the refugee context. Innovation for us is not about developing educational products; rather it is about using technologies that partners like

Vodafone Foundation have to offer as a new way of identifying and testing solutions to enhance educational opportunities.”

For further information:

Vodafone Group Media Relations:
www.vodafone.com/media/contact

Note to editors

Pictures of Vodafone Foundation Instant Classroom can be downloaded here:

https://www.flickr.com/x/t/0093009/gp/vodafonegroup/dpgww9/

A short film which shows the Instant Classroom equipment being set up can be viewed here;

http://youtu.be/DVnoXyBsJI8

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 54 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com

About Vodafone Foundation

The Vodafone Foundation’s Mobile for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. The Vodafone Foundation is a UK registered charity, registered charity number 10989625.

About UNHCR and UNHCR Innovation

The Office of the United Nations High Commissioner for Refugees was established on December 14, 1950 by the United Nations General Assembly. The agency is mandated to lead and co-ordinate international action to protect refugees and resolve refugee problems worldwide. Its primary purpose is to safeguard the rights and well-being of refugees. It strives to ensure that everyone can exercise the right to seek asylum and find safe refuge in another State, with the option to return home voluntarily, integrate locally or to resettle in a third country. Providing access to quality education is a core component of UNHCR’s protection mandate.

UNHCR Innovation is a multi-departmental unit established within UNHCR to work collaboratively with refugees, academia, and the private sector to creatively address challenges faced by uprooted or stateless people worldwide. UNHCR Innovation aims to empower staff to work together with refugee communities to design innovative solutions to the challenges they face.

06 March 2015

Vodafone pioneers global maternity policy across 30 countries

•      Vodafone to become one of the first organisations in the world to define a mandatory minimum maternity benefits standard

•      KPMG analysis reveals up to $19 billion annual boost to businesses worldwide through maternity leave

Vodafone announced today that it will become one of the first organisations in the world to introduce a mandatory minimum global maternity policy. By the end of 2015, women working at all levels across Vodafone’s 30 operating companies in Africa, the Middle East, the Asia-Pacific region, Europe and the US will be offered at least 16 weeks fully paid maternity leave, as well as full pay for a 30-hour week for the first six months after their return to work.

Other than the United Nations, very few global organisations - and even fewer multinational corporations - have adopted minimum maternity policies of this kind. While a number of Vodafone subsidiaries already offer substantial maternity care terms which will continue as before, the new mandatory minimum global maternity policy will make a significant difference to the lives of thousands of Vodafone women employees in countries where there is little or no legislative requirement to provide maternity support.

Vodafone also announced today the outcome of analysis commissioned from KPMG* which indicates that global businesses could save up to an estimated $19 billion annually through the provision of 16 weeks of fully paid maternity leave. KPMG estimated that:

•      recruiting and training new employees to replace women who do not stay in the workforce after having a baby costs global businesses $47 billion every year;

•      offering women 16 weeks of fully paid maternity leave rather than the statutory minimum would cost businesses an additional $28 billion a year; and

•      if businesses were able to retain more women in the workforce after their maternity leave, they could save up to $19 billion a year and would retain the knowledge and experience of these women with positive consequences for productivity and effectiveness.

Additionally, KPMG estimated that:

•      offering mothers a global return-to-work policy equivalent to a four-day week at full pay for their first six months back to work after maternity leave could save working mothers a cumulative $14 billion in childcare for their new babies; and

•      a four-day week would enable mothers to spend a cumulative 608 million additional days with their newborn babies.

Vodafone Group Chief Executive Vittorio Colao, said: “Too many talented women leave working life because they face a difficult choice between either caring for a newborn baby or maintaining their careers. Our new mandatory minimum global maternity policy will support over 1,000 Vodafone women employees every year in countries with little or no statutory maternity care.”

“Women account for 35% of our employees worldwide but only 21% of our international senior leadership team. We believe our new maternity policy will play an important role in helping to bridge that gap. Supporting working mothers at all levels of our organisation will ultimately result in better decisions, a better culture and a deeper understanding of our customers’ needs.”

For further information:

Vodafone Group Media Relations:

www.vodafone.com/media/contact

Note to editors

‘Maternomics’, a short film which shows it makes business sense for companies to offer attractive maternity benefits, can be viewed here:

http://youtu.be/FpxYpymkyt8

*The estimated costs and savings are based on females with at least intermediate-level education, employed in non-agriculture sectors, going on paid maternity leave for 16 weeks rather than statutory paid maternity leave. The analysis is based on publicly available labour market and family statistics from a range of sources, including from the International Labour Organisation, Euromonitor and OECD family database, and on internal Vodafone workforce data where wider market statistics were unavailable.

The analysis in this document was produced with assistance from KPMG LLP (“KPMG”).

KPMG’s work for Vodafone was designed to meet Vodafone’s specific requirements and pursuant to terms agreed between the two parties. Any reader of this document who uses or relies on anything attributed to KPMG or derived from KPMG’s work for Vodafone will do so at their own risk. KPMG’s duties are owed to Vodafone alone.  Any policy recommendations expressed in this document are those of Vodafone.

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 54 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com.

9 March 2015

VODAFONE LAUNCHES M-PESA PAYMENTS BETWEEN TANZANIA AND KENYA

Vodafone M-Pesa – the mobile money transfer and payment service that has transformed the lives of millions of people in emerging markets – has launched its first international money transfer corridor between Tanzania and Kenya.

Individuals will benefit from the low-cost of M-Pesa against existing international remittance services between the two countries.

M-Pesa customers from East Africa’s two biggest economies can now use their mobile phones for simple, safe and secure money transfers between countries via an established, combined network of 180,000 agents.

Michael Joseph, Vodafone Director of Mobile Money, said:  “With a substantial unbanked population transacting mainly in cash, the Tanzania-Kenya corridor represents a significant opportunity for M-Pesa to give people and companies an accessible, low-cost alternative to traditional international remittances.”

Formal remittances between Tanzania and Kenya were around $133 million in 2012, according to the World Bank.

The cost of transferring money internationally through traditional channels like banks or money transfer operators can be up to 31% of the transaction, depending on the service provider.  By comparison, using M-Pesa to transfer $50 across the Tanzania-Kenya border would cost around 1% of the transaction plus a foreign exchange fee.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 54 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About M-Pesa

The M-Pesa service was launched in March 2007 by Safaricom Limited in Kenya.  It enables millions of people who have access to a mobile phone, but do not have access to a bank account, to send and receive money, top-up airtime, make bill payments and enjoy a range of other services.

M-Pesa had approximately 19.5 million active customers as at 31 December 2014 and approximately 250,000 agents worldwide.  It is available in nine markets:  Kenya, Tanzania, South Africa, Democratic Republic of Congo, India, Mozambique, Egypt, Lesotho and Romania.

24 March 2015

PHT Corporation speeds clinical trial times with Vodafone global M2M technology

•      Vodafone’s Machine-to-Machine (M2M) technology enables PHT Corporation to more efficiently manage worldwide clinical trials through real-time access to patient experience data

Vodafone and PHT Corporation, the leading provider of technologies used to collect electronic data for clinical research from patients, are working together to connect the PHT electronic clinical outcome assessment (eCOA) system to Vodafone’s global M2M network. Using Vodafone’s global M2M network, PHT provides pharmaceutical trial sponsors real-time access to patient data enabling them to collect higher quality data and make faster research decisions with confidence. Currently the PHT eCOA System is used to collect data in hundreds of clinical trials in more than 75 countries.

Over the next three years, PHT will deliver thousands of tablets embedded with the Vodafone M2M SIM to clinical research sites across North and South America, Europe, Asia, and Africa. PHT will manage connections through the Vodafone Global M2M Platform to help ensure ease of use and satisfaction for patients and sites.

Clinical trial participants record information about their symptoms and experiences in the PHT SitePad® mobile tablet which stores all data collected privately and securely. The SitePad mobile tablet connects to StudyWorks, the PHT study management and patient data portal over the secure Vodafone global M2M network where all patient trial data will then be available for review, reporting and comparison.

“Clinical trials are conducted globally and ensuring every patient and clinical site can enter and send critical data regularly and reliably is challenging as connectivity is not uniform across the world,” said Sheila Rocchio, Vice President of Marketing and Corporate Strategy, PHT. “Partnering with Vodafone has given PHT greater flexibility and reliability in data connectivity across the globe helping to increase end user satisfaction with the PHT eCOA system.”

Vodafone’s Head of M2M for the Americas Andrew Morawski said, “Vodafone’s M2M technology is helping to transform lives. We’re delighted to work with PHT to enhance the effectiveness of clinical studies and make it easier to develop safe and innovative treatments for patients.”

PHT services 18 of the 20 largest pharmaceutical companies and more than 140 pharmaceutical companies in 75 countries.

For further information:

Vodafone Group Media Relations

www.vodafone.com/media/contact

About Vodafone Machine-to-Machine (M2M)

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by more than 1,300 dedicated employees, Vodafone’s global M2M platform makes it easy for global businesses to manage centrally M2M deployments across multiple territories, with greater control and at a lower cost than previously possible.  In 2014 Vodafone was named global M2M leader by Machina Research, for the third year in a row. For more information, please visit:

https://m2m.vodafone.com/home/

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 54 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com

About PHT Corporation

PHT Corporation is the eClinical innovator leading the adoption of patient-driven mobile apps for better clinical research. The PHT electronic clinical outcome assessment (eCOA) system collects and reports secure real-time patient data from the latest mobile devices. PHT scientific, regulatory and technological expertise combined with quality outcomes data enable clients to make research decisions with confidence. Sponsors and CROs have leveraged the PHT Patient Suite in 750+ trials resulting in 21+ regulatory approvals. Visitphtcorp.com for more information on PHT. Follow PHT on LinkedIn, Twitter, Google+ and YouTube.

26 March 2015

NEW SPECTRUM EXPANDS VODAFONE’S HIGH SPEED 3G SERVICES IN INDIA

Vodafone India has acquired spectrum in 12 telecom circles in the March 2015 spectrum auction for a total cost of INR 258.1 billion (£2.78 billion).

Vodafone India successfully bought spectrum in all six of its 900 MHz circles due for extension in December 2015.  Significantly expanding its 3G capabilities, Vodafone India acquired 5 MHz of 900 MHz band spectrum in Orissa and added a further 30 MHz of spectrum in the 2100 MHz band in six new circles.

Vodafone India has also bought an additional 5.6 MHz of 1800 MHz spectrum in three circles to complement the 49 MHz of 1800 MHz spectrum acquired in the February 2014 auction.

With the new and existing spectrum, Vodafone India will be able to expand its 3G service over its own network from 9 circles to 16 circles.  These circles in total represent 88% of Vodafone India’s service revenues.

Vodafone has emerged from the auction in a stronger competitive position in the Indian market.  In addition to buying spectrum in all its key circles that were under auction, Vodafone has acquired new 3G spectrum which will enable the company to increase further the number of Indian customers benefiting from high speed data services.

In the auction, Vodafone India acquired a total of 78.4 MHz comprising:

•      42.8 MHz in the 900 MHz band in Gujarat, Haryana, Kerala, Maharashtra, Orissa, Rajasthan, Uttar Pradesh (East) and West Bengal.

•      5.6 MHz in the 1800 MHz band in Gujarat, Kerala and Uttar Pradesh (East).

•      30.0 MHz in the 2100 MHz band in Assam, Karnataka, Kerala, North East, Rajasthan and Uttar Pradesh (West).

Vodafone’s investment totals INR 258.1 billion (£2.78 billion) of which INR 68.2 billion (£733 million) is payable shortly, with the remainder payable in 10 equal annual instalments starting in two years. The spectrum won has a 20 year term.

In February 2014, Vodafone India acquired spectrum in 11 telecom circles – a total of 23 MHz in the 900 MHz band in Mumbai, Delhi and Kolkata, and a total of 49 MHz in the 1800 MHz band in Mumbai, Delhi, Kolkata, Karnataka, Kerala, Gujarat, UP East, Rajasthan, Haryana, Andhra Pradesh and Punjab. The spectrum has a 20 year term.

Vodafone India has the largest voice and data traffic usage within the Vodafone Group.  At 31 December 2014, it had 179 million customers, with 59 million data users, of which 17 million use 3G.  Average data usage per customer grew by 40% year-on-year.

- ends -

Notes for editors

Exchange rate £1.00: INR 93

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 54 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com.

CIRCLE	EXISTING HOLDING			DUE FOR EXPIRY			PURCHASED			POST PURCHASE
	900 MHz	1800 MHz	2100MHz	900 MHz	1800 MHz	2100 MHz	900 MHz	1800 MHz	2100MHz	900 MHz	1800 MHz	2100MHz

Andhra Pradesh		6.8									6.8
Assam		6.9							5.0		6.9	5.0
Bihar		6.9									6.9
Delhi	5.0	8.0	5.0							5.0	8.0	5.0
Gujarat	7.8	6.4	5.0	7.8	2.0		6.0	3.4		6.0	7.8	5.0
Haryana	6.2	4.9	5.0	6.2			6.2			6.2	4.9	5.0
Himachal Pradesh		5.65									5.65
Jammu & Kashmir		6.9									6.9
Karnataka		13.0							5.0		13	5.0
Kerala	6.2	8.25		6.2			6.4	1.0	5.0	6.4	9.25	5.0
Kolkata	7.0	8.0	5.0							7.0	8.0	5.0
Madhya Pradesh		6.9									6.9
Maharashtra	6.2	1.25	5.0	6.2			5.0			5.0	1.25	5.0
Mumbai	11.0	8.2	5.0							11.0	8.2	5.0
North East		6.9							5.0		6.9	5.0
Orissa		6.9					5.0			5.0	6.9
Punjab		8.05									8.05
Rajasthan	6.2	0.8		6.2			6.4		5.0	6.4	0.8	5.0
Tamil Nadu & Chennai	6.2	1.0	5.0							6.2	1.0	5.0
Uttar Pradesh (East)	6.2	7.25	5.0	6.2	2.0		5.6	1.2		5.6	6.45	5.0
Uttar Pradesh (West)	6.2	2.5							5.0	6.2	2.5	5.0
West Bengal	4.4	4.3	5.0				2.2			6.6	4.3	5.0

Total	78.6	135.75	45	38.8	4.0	0.0	42.8	5.6	30.0	82.6	137.35	75.0

The Chennai and other parts of Tamil Nadu circles have merged. The quantities of 900MHz and 1800MHz shown above are used by Vodafone in other Tamil Nadu. In Chennai Vodafone has 8 MHz of 1800 (not included above).

The 5MHz of 2100 MHz is available through all of Tamil Nadu.

27 March 2015

Vodafone and Botswana Telecommunications Corporation Limited announce Partner Market Agreement in Botswana

Vodafone and Botswana Telecommunications Corporation Limited (BTCL) today jointly announced a new Partner Market agreement for Botswana.

Under the non-equity partnership agreement, BTCL becomes Vodafone’s preferred partner in Botswana and the two companies will jointly offer business and consumer customers a range of products and services.

BTCL will benefit from access to Vodafone best practice and will be able to enhance its customer proposition in Botswana with Vodafone’s products and services.  Vodafone’s multinational corporate customers will benefit from the addition of Botswana to their existing contracts for international managed services, while continuing to be serviced via a single point of contact.

As a preferred partner, BTCL will benefit from Vodafone’s scale as the largest international voice carrier, with access to its global data reach and a competitive cost base for its customers’ international calls.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “This strategic partnership with BTCL for Botswana will enable us to expand the reach of our products and services within Africa and extends our footprint to 55 markets worldwide.  It will also deliver enhanced roaming benefits for BTCL’s consumer and multinational corporate customers.”

Paul Taylor, Managing Director at BTCL said: “We are delighted to have entered into the non-equity strategic partnership with a global player of Vodafone’s standing.   The partnership will allow us to better differentiate against competition, delivering innovative communications solutions for the benefit of our customers and visitors to Botswana.  Vodafone, on the other hand, will draw on BTCL’s extensive network coverage.”

For further information

Vodafone Group

Media Relations
www.vodafone.com/media/contact

Investor Relations
Telephone:  +44 (0) 7919 990 230

About Vodafone
Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About BTCL
Botswana Telecommunications Corporation Limited (BTCL) is a leading ICT services provider in Botswana. It has a telecommunications infrastructure that is one of the most modern in Africa, with a network composed of an all-digital microwave, fibre optic systems and digital exchanges. beMOBILE, the mobile arm of BTCL, was established in 2008. It has the widest network coverage in Botswana reaching almost 90% of the population. For more information please visit: www.btc.bw

Public Relations
Telephone +267 3958375

30 March 2015

CONTACTLESS CARD PAYMENTS ENABLED ON VODAFONE WALLET

WITH VISA AND CARTA WORLDWIDE

Vodafone customers will soon be able to add bank cards to their Vodafone Wallet and use smartphones to pay for goods and services at contactless terminals, it was announced today.  Following new agreements with Visa and Carta Worldwide, bank card payments via Vodafone Wallet will be enabled in European markets from the second quarter of 2015 onwards.

This service, which requires a Vodafone NFC SIM, will be supported on a wide range of Android smartphones.  To use the service, customers will:

•                 input their bank cards to the Vodafone Wallet app, where an alias of each card is stored securely in the Vodafone NFC SIM;

•                 confirm ownership of the card using Verified by Visa authentication;

•                 pay by tapping their phones against a contactless point-of-sale terminal; and

•                 check their mobile payment transaction history using their phones, wherever they are.

Payments are automatically debited from the selected bank cards, which are protected with a user-defined 4-digit PIN for higher value payments.

Mark Ritzmann, Head of mCommerce at Vodafone Group said: “The digital wallet just took another step forward.  With a few clicks, customers will be able to add payment cards to their Vodafone Wallet and use Android smartphones to pay at contactless terminals.  Thanks to our agreements with Visa and Carta Worldwide, using bank cards stored on Vodafone Wallet is fast, secure and simple.”

Jeremy Nicholds, Executive Director Mobile at Visa Europe, said: “We are really excited to bring this new payment service together with Vodafone, which will enable Visa credit and debit cards to be used for mobile contactless payments. This initiative is part of Visa’s strategy to accelerate mobile payments and make it easier for banks to enable their cards to make payments on mobile phones and for consumers to pay in the most secure and convenient way.”

Carta Worldwide has partnered with Vodafone to provide the payment card enabling technology.  Brian Semkiw, CEO of Carta Worldwide, said: “We are thrilled to partner with Vodafone to make mobile payments the most simple, convenient and secure way to pay. Our Next Generation platform is built to provide the highest security and reliability standards. At the same time, the flexibility of our platform has allowed us to develop this innovative service with Vodafone in record time.”

Vodafone Wallet is currently available in Germany, Spain, the UK, Italy and The Netherlands.  Customers can already add loyalty cards into the Vodafone Wallet, as well as pay with Vodafone SmartPass that was launched in partnership with Visa in 2013.  This evolution of the Vodafone Wallet is part of the Vodafone mCommerce strategy designed to provide a mobile alternative to coins, banknotes and plastic cards.

- ends -

Notes for editors

Photos of the Vodafone Wallet with an added card can be downloaded from:

https://www.flickr.com/x/t/0098009/gp/vodafonegroup/YJ0o4e/

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Visa Europe

Visa Europe is a payments technology business owned and operated by member banks and other payment service providers from 37 countries. It is the leading payments system in Europe, having increased its market share over MasterCard in Europe from 55.5% in 2011 to 56.9% in 2013.

Visa Europe is at the heart of the payments ecosystem providing the services and infrastructure to enable millions of European consumers, businesses and governments to make electronic payments. Its members are responsible for issuing cards, signing up retailers and deciding cardholder and retailer fees. Visa Europe is also the largest transaction processor in Europe, responsible for processing more than 16 billion transactions annually – at a rate of 1,622 transactions per second at peak times.

There are more than 500m Visa cards in Europe, while €1 in every €6 spent in Europe is on a Visa card. Total expenditure on Visa cards exceeds €2 trillion annually, with €1.5 trillion spent at point-of-sale.

Since 2004, Visa Europe has been independent of Visa Inc. and incorporated in the UK, with an exclusive, irrevocable and perpetual licence in Europe. Both companies work in partnership to enable global Visa payments in more than 200 countries and territories.

For more information, visit www.visaeurope.com and @VisaEuropeNews

About Carta

Carta is an award-winning leader in digital transaction processing enablement technologies, including tokenization, digital credential management and provisioning, delivering new and innovative financial products for the digital world. Carta empowers banks, MNOs, OEMs, merchants and others to enable existing cardholder accounts or issue new financial products for proximity and cloud-based transactions quickly and easily.

Released: 02 March 2015

At: 11.59

RNS: 2494G

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 28 February 2015:

Vodafone’s issued share capital consists of 28,812,786,168 ordinary shares of US$0.20 20/21 of which 2,301,481,975 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,511,304,193.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

Released: 06 March 2015

At: 18.08

RNS: 8377G

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, as announced by Unilever N.V. and Unilever PLC (“Unilever”) on 6 March 2015, Vittorio Colao, Chief Executive of Vodafone, will be proposed for election to the boards of Unilever at the Unilever N.V. AGM to be held on 29 April 2015 and the Unilever PLC AGM to be held on 30 April 2015 on the basis that, if elected, his appointment will take effect on 1 July 2015.

END

Released: 13 March 2015

At: 13.34

RNS: 4198H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 12 March 2015 that on 11 March 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 216.4p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	114
Matthew Kirk	114
Ronald Schellekens	114

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 20, 2015	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary